SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549


                   SCHEDULE 13G
     Under the Securities Exchange Act of 1934


              (Amendment No.  2   )*


                Macrovision Corp.
                 (Name of Issuer)



             Common Stock $.001 Par Value
            (Title of Class Securities)



                      555904101
                  (CUSIP Number)



   Check the following box if a fee is being paid with this statement        .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                        (1)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.          555904101

     1) Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

            Kopp Investment Advisors, Inc.
            I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group
         (See Instructions)
         (a)

         (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               Minnesota


     Number of shares               5) Sole Voting Power: 738,400
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:   480,000


                    8) Shared Dispositive Power:
                                                       * 1,314,150

     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,794,150

     10)  Check Box if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.      19.7%

     12)  Type of Reporting Person (See Instructions):  IA

*Although Kopp Investment Advisors, Inc. exercises investment discretion as to these shares, it is not the record owner of them.

                        (2)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.         555904101

     1) Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

            Kopp Holding Company
            I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group
         (See Instructions)
         (a)

         (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               Minnesota


     Number of shares               5) Sole Voting Power:
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:

                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,794,150

     10)  Check Box if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.       19.7%

     12)  Type of Reporting Person (See Instructions):  HC




                       (2a)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.          555904101

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            LeRoy C. Kopp


     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               United States


     Number of shares               5) Sole Voting Power: 6,000
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:   6,000


                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   1,800,150

     10)  Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.        19.7%

     12)  Type of Reporting Person (See Instructions): IN



                       (2b)
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

CUSIP No.          555904101

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

           Kopp Emerging Growth Fund
           I.D. No. 39-1906915

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)


     3) SEC Use Only

     4) Citizenship or Place of Organization:

               United States


     Number of shares               5) Sole Voting Power:
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                    7) Sole Dispositive Power:


                    8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   480,000

     10)  Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions)

     11)  Percent of Class Represented by Amount in Row 9:

                              Approx.        5.3%

     12)  Type of Reporting Person (See Instructions): IV



                       (2c)
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549


Item 1(a).        Name of Issuer.

                              Macrovision Corp.


Item 1(b).        Address of Issuer's Principal Executive
                        Offices.
                                       1341 Orleans Drive
                                       Sunnyvale CA   94089


Item 2(a).        Name of Person Filing.

            1. Kopp Investment Advisors, Inc.
            2. Kopp Holding Company
            3. LeRoy C. Kopp


           This Statement is filed by Kopp Investment Advisors, Inc.,
           ("KIA") on behalf of all of the above persons pursuant to Rule 13d-1(k). Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them.
          KIA is an investment adviser registered under the Investment Advisers Act of 1940. It is wholly-owned by Kopp Holding
          Company, which is wholly-owned by Mr. Kopp.




Item 2(b),2(c),2(d), and 2(e). Address of Principal Business Office; Citizenship; Title of Class of Securities; CUSIP Number.


           All reporting persons may be contacted at 7701 France Avenue South, Suite 500, Edina, MN 55435. Kopp Investment Advisors,
           Inc.  and Kopp Holding Company are Minnesota corporations.
           Mr. Kopp is a United States citizen. This report pertains to the Common Shares, $.001 par value, of Macrovision Corp.,
           CUSIP #555904101.

Item 3.    This statement is filed pursuant to Rule 13d-1(b). The
                persons filing are an investment adviser registered under
                Section 203 of the Investment Advisors Act of 1940 and a parent holding company and control person in accordance with 13d-1 (b) (ii) (G).


                       (3)

Item 4.       Ownership as of 08/31/99 :

          The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.


          The filing of this Statement shall NOT be construed as an
                        admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.


Item 5.           Ownership of Five Percent or Less of a
                      Class.

                                           N/A


Item 6.           Ownership of More than Five Percent on
                      Behalf of Another Person.

     Of the shares covered by this Statement, 1,800,150 are held in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.




Item 7.       Identification and Classification of the Subsidiary which
                  Acquired the Security Being Reported on By the Parent Holding Company.


                         N/A


Item 8.           Identification and Classification of
                      Members of the Group.


                          N/A


Item 9.           Notice of Dissolution of Group.

                         N/A

                        (4)

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:        September 8, 1999


KOPP INVESTMENT ADVISORS, INC.


By:
      Donald B. Cornelius, Secretary/Treasurer
























                        (5)


                     AGREEMENT


     The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Kopp Investment Advisors, Inc., a Minnesota corporation; Kopp Holding Company, a
Minnesota Corporation, of which Kopp Investment Advisors, Inc. is a wholly-owned subsidiary; LeRoy C. Kopp, who holds 100% of the outstanding capital stock of Kopp Holding Company.



Dated:       September 8,  1999



KOPP INVESTMENT ADVISORS, INC.


By:
                         LeRoy C. Kopp


Title:                   President




                    LeRoy C. Kopp




KOPP HOLDING COMPANY


By:
              LeRoy C. Kopp, President












                        (6)